MEMORANDUM

TO:

Byard MacLean

FROM:

Zena Capital Corp.

DATE:

April 7, 2004

SUBJECT:

Operator compensation

Zena is pleased to confirm that to avoid any future confusion regarding the above captioned, as outlined in the Option Agreement (Section 10.1, 10.2, 10.3) we agree with the Management Committee and that prior to the date the Management Committee elects to accept a Production Notice you as Operator will be paid a total of $5000 per month paid semi-monthly plus any company related out of pocket receipted expenses paid monthly. If expenses are to exceed $ 1000.00 per month please have pre approved by the Management Committee.

Also we confirm your discussion with Kevin Hanson that the company has granted you 50,000 options as per 10.6 of the Option Agreement.

Please sign the attached and return a copy for our records.

Kevin Hanson, Director

Accepted  April 7 , 2004

Byard MacLean